Exhibit 99.14

AGNICO EAGLE MINES LIMITED

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics (the “Code of Ethics”) embodies the commitment of Agnico Eagle Mines Limited (the “Corporation”) and its subsidiaries to conduct our business in accordance with all applicable laws, rules and regulations and the highest ethical standards. All officers, directors and employees of the Corporation are expected to adhere to those principles and procedures of this Code of Ethics that apply to them.

Compliance and Reporting

Any officer, director or employee who becomes aware of any existing or potential violation of this Code of Ethics may notify the Primary or Secondary Contact, as such terms are defined in, and in accordance with the procedures set out in, the Confidential Anonymous Complaint Reporting Policy (the “Reporting Policy”) for guidance and direction on the topic. All reports will be treated confidentially where requested and it is the Corporation’s policy not to allow retaliation against anyone for reports of misconduct made in good faith.

Conflicts of Interest & Related Party Transactions

A “conflict of interest” occurs when an individual’s personal interest improperly interferes with the interests of the Corporation. Conflicts of interest are prohibited as a matter of policy, unless they have been approved by the Corporation. In particular, an officer, director or employee must never use or attempt to use his or her position at the Corporation to obtain any improper personal benefit for himself or herself, for his or her family members or for any other person. A conflict of interest can also be apparent. An apparent conflict of interest is one which a reasonable person would think that the person’s judgment is likely to be compromised. An apparent conflict of interest involves a situation that may develop into an actual conflict of interest.

Related party transactions are a subset of conflicts of interest. A related party transaction is a transaction between the Corporation and a person that is a related party of the Corporation at the time the transaction is agreed to. A related party transaction includes transactions between an entity over which you or a family member (which includes (i) spouse, children and/or other family members living in the same household as you; (ii) a parent, stepparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law; or (iii) any other extended relative, if, in your judgment, any of those individuals are in a position to have control or influence on you, or to be controlled or influenced by you) exerts control (the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract or otherwise) or significant influence (the ability to prevent an entity from fully pursuing its own separate interests).

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Any officer, director or employee who is aware of any situation that is or could reasonably be expected to give rise to a conflict of interest or who is aware of a related party transaction must discuss the matter promptly with the Primary or Secondary Contact, as specified in the Reporting Policy.

See also the Conflicts of Interest & Related Party Transactions Certification, “Code of Business Conduct and Ethics, Addendum: Conflicts of Interests and Transparency” and the “Code of Business Conduct and Ethics – Summary”, which are attached as Schedules A through C.

Outside Interests

While the Corporation recognizes and respects officer’s, director’s and employee’s rights to take part in financial, business and other activities outside their roles with the Corporation, these activities must be free of conflict with their responsibilities to the Corporation. Officers, directors and employees must avoid acquiring any interests or participating in any activities that might reasonably be regarded as:

i.	creating an obligation or distraction, or the appearance of an obligation or distraction, which would affect their judgement or ability to act solely in the Corporation’s best interests; or
ii.	depriving the Corporation of the time or attention required to perform their duties properly.

Officers and employees must disclose to their supervisor, in writing, all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties to the Corporation. Directors must disclose to the corporate governance committee of the board of directors, in writing, all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties to the Corporation.

Each officer and employee of the Corporation who has executive or supervisory responsibility is required to see that actions taken and decisions made within his or her jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Corporation.

Any officer, director or employee who wishes to serve on the board of directors of another public company must first seek the permission of the corporate governance committee of the board of directors in accordance with the Corporation’s Outside Board Participation Policy. A copy of such policy is available from the Primary Contact.

Public Disclosure

Information in the Corporation’s public communications, including securities commission filings and communications with shareholders, must be full, fair, accurate, timely and understandable. All officers, directors and employees who are involved in the Corporation’s disclosure process are expected to act in furtherance of this policy. In particular, these individuals are required to be familiar with the disclosure requirements for the Corporation and are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Corporation to others, whether within or outside the Corporation, including the Corporation’s independent auditors. Additionally, any officer, director or employee with a supervisory role in the Corporation’s disclosure process is required to discharge his or her responsibilities diligently. For further guidance, officers, directors and employees should refer to the Corporation’s Corporate Disclosure Controls, Procedures and Policies.

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Compliance with Laws, Rules and Regulations

Compliance with all applicable governmental laws, rules and regulations is essential to conducting our business. Each officer, director and employee is expected to adhere to the standards and restrictions imposed by those laws, rules and regulations. For greater certainty, fraud, bribery (either providing a bribe or receiving a bribe) and sexual misconduct or harassment is against the law and is strictly prohibited.

Accountability

Officers, directors and employees will be held accountable for their adherence to this Code of Ethics. Failure to observe the terms of this Code of Ethics may result in disciplinary action, including termination of employment or removal from the board of directors. Violations of this Code of Ethics may also constitute violations of law and may result in civil or criminal penalties for officers, directors, employees and the Corporation.

Corporate Opportunities

Officers, directors and employees are expected to advance the Corporation’s legitimate business interests when the opportunity to do so arises. Officers, directors and employees may not take for themselves (or direct to a third party) a business opportunity that is discovered through the use of the Corporation’s property, information or position, unless the Corporation has already been offered the opportunity and turned it down. More generally, officers, directors and employees are prohibited from using corporate property, information or position to compete with the Corporation.

The line between personal benefits and those of the Corporation is often difficult to draw and sometimes both personal benefits and benefits to the Corporation may be derived from certain activities. If an officer, director or employee has any questions that the personal use of the Corporation’s property or services may not solely be for the benefit of the Corporation, he or she should discuss the matter with the Primary or Secondary Contact.

Confidentiality

In carrying out the Corporation’s business, officers, directors and employees often learn confidential or proprietary information about the Corporation, its customers, suppliers, business partners or other third parties. Officers, directors and employees must respect and support the confidentiality of such information, except when disclosure is authorized or legally mandated. Confidential or proprietary information includes, among other things, any non-public information concerning the Corporation, including its businesses, financial performance, results or prospects, and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed. Officers, directors and employees should refer to the policies set forth in the Corporation’s Corporate Disclosure Controls, Procedures and Policies under “Disclosure of Material Information”, “Rumours”, “Quiet Periods” and “Maintaining Confidentiality” for more detailed guidance on this topic.

Mineral Reserves and Mineral Resources

The estimation of mineral reserves and mineral resources is to be made in a manner consistent with applicable laws and the Corporation’s policies and procedures. Mineral reserve and mineral resource estimates are considered confidential until made public in accordance with the Corporation’s Corporate Disclosure Controls, Procedures and Policies. Compliance with all

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legal requirements for the delineation of, and disclosure with respect to, mineral reserves and mineral resources is critical.

Mineral reserves and mineral resources are one of the primary bases for the valuation of the Corporation’s securities. Accurate and timely disclosure of mineral reserve and mineral resource data is critical to the integrity of the Corporation within the investment community.

Public Relations

The Corporation’s Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”), General Counsel, Vice President of Investor Relations and Corporate Director (responsible for Communications) are primarily responsible for all public relations, including all contact with the media, shareholders, analysts and other members of the investment community. For further guidance on this topic, please refer to the Corporation’s Corporate Disclosure Controls, Procedures and Policies and the Corporation’s policies and practices with respect to lobbying activities.

IT Usage

The Corporation provides its officers, directors and employees with Information Technology services and equipment to be used as business tools that will assist them in performing their functions. Officers, directors and employees are to use these tools and services in a professional, lawful and ethical manner and in accordance to this Code of Ethics and the Corporation’s Information Technology Usage Policy. In turn, this will allow the Corporation to secure its intellectual data, protect the confidentiality of corporate information and maintain a professional corporate image.

Giving Gifts or Benefits

Officers, directors and employees must not offer or give on behalf of the Corporation extravagant gifts or excessive entertainment or benefits to others.

Modest gifts and reasonable entertainment may be given for business purposes by appropriate officers, directors and employees, where legally permitted and in accordance with local business practices, to persons or entities doing business or seeking to do business with the Corporation. No gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient or to be perceived as such. Cash or cash value vouchers are not to be given. Gifts or entertainment given on behalf of the Corporation should be of a nature and amount that avoid embarrassment and would not reflect unfavourably on the Corporation or the recipient, if subjected to public scrutiny.

Receiving Gifts or Benefits

Officers, directors and employees must not use their position to obtain personal gain or benefit from those doing or seeking to do business with the Corporation. Officers, directors and employees must not seek any gifts, payments, services, loans or other benefits.

Officers, directors and employees are required to select and deal with suppliers, customers and others doing or seeking to do business with the Corporation in a completely impartial manner and reasonably be perceived by others to be acting in an impartial manner, without favour or preference based upon any considerations other than the best interests of the Corporation. Modest gifts and reasonable entertainment may be received from business associates of the Corporation. No gift, favour or entertainment shall be of such a nature as might

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affect, or reasonably be perceived to affect, an officer’s, director’s or employee’s judgment or conduct in matters involving the Corporation. Cash or cash value vouchers are not to be accepted. Gifts or benefits of a more substantial nature from customers or suppliers are not encouraged. However, occasionally there may be special circumstances that may apply and, in such cases, permission must be obtained from the Primary or Secondary Contact.

For more details on gift giving and gift receiving, and dealings with government officials and representatives, please see the Corporation’s Anti-Corruption and Anti-Bribery Policy.

Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through illegal or unethical business practices. Stealing proprietary information, possessing or using trade secrets obtained without the owners consent, or inducing such disclosures by past or present employees of other companies is prohibited.

Each officer, director and employee is expected to deal fairly with the Corporation’s service providers, suppliers, competitors and employees. No officer, director or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

Restriction on Corporate Political Donations

Political donations shall not be made in the name of the Corporation. Officers, directors and employees may make political donations (in compliance with applicable laws) as individuals; the Corporation shall not reimburse any individual for such donations.

Equal Employment Opportunity and Harassment

Our personnel decisions are made on the basis of merit and contribution to the Corporation’s success. Concern for the personal dignity and individual worth of every person is an indispensable element in our standard of conduct. The Corporation affords equal employment opportunity to all qualified persons without regard to any impermissible criterion or circumstance. This means equal opportunity in regard to each individual’s terms and conditions of employment and in regard to any other matter that affects in any way the working environment of the employee. We do not tolerate or condone any type of discrimination prohibited by law, including harassment. Employees who experience or observe work-related discrimination, harassment or similar problems are urged to report them to the Primary or Secondary Contact.

For more details on the Corporation’s commitment to provide a safe work environment and to ensure that all individuals are treated with respect and dignity, free from violence, harassment, discrimination, bullying and retaliation, please see the Corporation’s Workplace Violence, Harassment and Discrimination Policy.

Insider Trading

Securities legislation in Canada requires the Corporation to disclose material information in a timely manner. It also seeks to protect the public from abuse of material information by insiders of the Corporation before it is generally disclosed by imposing sanctions for such abuse. These sanctions may be imposed on officers, directors and employees of the Corporation and other persons who have access to undisclosed material information about the Corporation as a result of that person’s relationship with the Corporation (or an insider of the Corporation). They

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could, for example, be imposed on employees, family members of the Corporation’s employees and on other persons who learn of undisclosed material information through the Corporation’s employees.

It is both illegal and against this Code of Ethics for any officer, director or employee who is aware of material non-public information relating to the Corporation, any of its customers, suppliers, service providers or other business partners, or any other company to buy or sell any securities of those issuers or to pass on the information to anyone else except in the necessary course of business. Accordingly, officers, directors and employees with knowledge of confidential or material information about the Corporation, or counter-parties in negotiations of material potential transactions, are prohibited from trading shares in the Corporation or any counter-party until the confidential or material information has been fully disclosed and a reasonable period of time has passed for such information to be widely disseminated.

Material information is information that would reasonably be expected to result in a significant change in, or to have a significant effect on, the market price or the value of a corporation’s securities or which could affect the decision of a reasonable investor to invest in a corporation’s securities. Examples include:

●	significant changes in capital or corporate structure;
●	changes in ownership of shares that may affect control of the Corporation;
●	significant changes in anticipated mineral reserves and mineral resources, production or earnings;
●	significant acquisitions or dispositions of assets;
●	significant litigation;
●	significant cyber security incidents;
●	entering into, loss of or breach of significant contracts;
●	changes in senior management;
●	events relating to the Corporation’s securities, including defaults on debt securities, calls of securities for redemption, stock splits or changes in dividends and changes to the rights of security holders;
●	major labour disputes or disputes with major contractors or suppliers; or
●	bankruptcy or receivership.

This is not an exhaustive list and other information may also constitute material information.

To prevent insider trading violations and avoid embarrassing situations both for the Corporation and officers, directors and employees, all officers, directors and certain senior employees of the Corporation are prohibited from selling or buying securities of the Corporation at frequent intervals and all officers, directors and employees are prohibited from selling such securities short at any time or otherwise trading in derivatives based upon the Corporation’s securities (other than the exercise of options issued pursuant to the Corporation’s stock option plan).

Purchases of the Corporation’s securities should be made for long term investment rather than for speculative purposes. In addition, officers, directors and certain senior employees (as determined from time to time by the CEO, CFO and General Counsel) of the Corporation

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(collectively, the “Restricted Individuals”) must consult in writing with and obtain clearance in writing from the Corporation’s legal department before buying or selling securities of the Corporation or exercising any of the Corporation’s options, other than pursuant to the Corporation’s Incentive Share Purchase Plan or Dividend Reinvestment Plan. Unless it is clear that there is no undisclosed material information concerning the Corporation, clearance to complete a proposed trade will be denied. The Corporation’s policy is to be cautious and conservative when granting or denying trading clearance in recognition of the fact that trades that create notoriety, even if they are ultimately found to be proper, can tarnish the Corporation’s goodwill and reputation, especially among its shareholders and analysts. Approvals for a proposed transaction will be effective for five business days, unless revoked prior to the expiration of such period. No shares of the Corporation may be purchased or sold or options exercised after that five business day period ends unless the approval is renewed.

Trading blackout periods will apply to the Restricted Individuals during periods when financial statements are being prepared but results have not yet been publicly disclosed. The blackout period commences on the first day of the month following the end of an interim quarter and ends at the end of the second business day following the issuance of a news release disclosing quarterly results. At December 31st only, the blackout period commences on January 15th of the following year, and ends at the end of the second business day following the issuance of a news release disclosing the audited year end results. The Corporation will not permit the establishment of an automatic securities disposition plan during a blackout period.

Blackout periods may be prescribed from time to time by the Disclosure Committee as a result of special circumstances relating to the Corporation pursuant to which insiders of the Corporation would be precluded from trading in securities of the Corporation. All parties with knowledge of such special circumstances are covered by the blackout. Such parties may include external advisors such as legal counsel, investment bankers, auditors and counter-parties in negotiations of material potential transactions. The trading blackout periods do not apply to purchases made pursuant to the Corporation’s Incentive Share Purchase Plan or Dividend Reinvestment Plan.

Transactions that may be necessary or justifiable for independent reasons, including emergency expenditures and transactions planned before the officer, director or employee learned the material information, are not exceptions to the foregoing trading restrictions. Even the appearance of an improper transaction must be avoided to prevent any potential risk to the Corporation or the individual. Violations of insider trading laws may be punishable by fines or imprisonment and may result in disciplinary action, including termination of employment or removal from the board of directors.

The Corporation maintains a “Restricted List” of certain companies with which it has either investments, a strategic interest or an active confidentiality agreement. Officers, directors and certain senior employees (as determined from time to time by the CEO, CFO and General Counsel) of the Corporation are restricted from trading in securities of companies on the Restricted List.

Certain “insiders” are obliged to file reports for all trades made by them in the Corporation’s securities. The persons subject to this obligation include:

●	directors and officers of the Corporation;
●	directors and officers of the Corporation’s significant subsidiaries; and
●	beneficial owners of more than 10% of the votes attached to the voting securities of the Corporation as well as the directors and officers of such shareholders.

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These insiders must file reports with various securities commissions in Canada. In order to ensure that insider trading reports are filed on a timely basis in all applicable jurisdictions, all approved transactions once completed must be reported immediately in writing by insiders to the Corporation’s legal department at head office who will co-ordinate with such insiders the preparation and filing of all necessary insider trading reports. Notwithstanding such co-ordination, ultimate responsibility for the filing of the necessary insider trading reports lies with the insider.

Financial Controls and Records

Accounting and financial records must be maintained which accurately reflect all of the Corporation’s transactions. Each operating unit is responsible for the design, implementation and maintenance of adequate systems of internal accounting and administrative controls.

The Corporation’s accounting and financial records must reflect, in an accurate, complete and timely manner, all transactions affecting the Corporation in order to meet statutory requirements and to ensure proper preparation of the Corporation’s financial statements in accordance with the applicable generally accepted accounting principles. Transactions must be properly authorized and approved and recorded in accordance with both the applicable generally accepted accounting principles and the highest standards of integrity. Accounting and financial records must be adequately protected from destruction or tampering.

While the management style adopted by the Corporation gives employees considerable discretion in their duties, all employees are responsible for establishing and maintaining an effective system of accounting and administrative controls in their area of responsibility. The objective of these controls is to provide assurance that all assets are adequately protected, properly used and the financial records accurately reflect the assets and liabilities of the Corporation. Management of the relevant operating unit is responsible for knowing what can go wrong in their area of responsibility, and to be alert for symptoms of wrongdoing, loss or errors. Notwithstanding this, regional Controllers or their equivalent are responsible for the overall integrity of the financial systems and controls in their regions. Accordingly, they are expected and authorized to intervene to investigate and take action in situations at operations within their region where they believe financial controls are not meeting standards or are at risk of being circumvented.

No person may conceal information from management, the Corporation’s internal or external auditors or internal or external legal counsel.

Internal control provides the Corporation with a system of “checks and balances” to assist in ensuring that accounting and administrative policies are complied with throughout the Corporation. This is not only a good business practice, but also ensures compliance with the various securities and tax laws to which the Corporation is subject.

Waivers Of The Code Of Ethics

The Corporation may waive certain provisions of this Code of Ethics when deemed appropriate under the circumstances. Any officer, director or employee who believes that a waiver may be called for should discuss the matter with the Primary or Secondary Contact. Waivers for executive management (including senior financial management) or directors of the Corporation may be made only by the Board of Directors or a committee of the Board. Waivers will be disclosed as required under applicable securities laws and stock exchange rules.

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SCHEDULE A

Acknowledgement

I, (insert name)                                               hereby acknowledge having reviewed this Code of Ethics and that I understand its provisions and will respect this Code of Ethics and its intent at all times.

I further acknowledge that I have received and reviewed all sections of this Code of Ethics and related policies listed below:

1)CODE OF BUSINESS CONDUCT AND ETHICS

2)CONFLICTS OF INTEREST & RELATED PARTY TRANSACTIONS CERTIFICATION

3)CONFIDENTIAL ANONYMOUS COMPLAINT REPORTING POLICY

4)INFORMATION TECHNOLOGY USAGE POLICY

5)ANTI-CORRUPTION AND ANTI-BRIBERY POLICY

6)WORKPLACE VIOLENCE, HARASSMENT AND DISCRIMINATION POLICY

Signature	Date

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Conflicts of Interest & Related Party Transactions Certification

As described in the Code of Business Conduct and Ethics including the addendum on Conflicts of Interests and Transparency, a “conflict of interest” occurs when an individual’s personal interest improperly interferes with the interests of the Corporation. An officer, director or employee must never use or attempt to use his or her position at the Corporation to obtain any improper personal benefit for himself or herself, for his or her family members or for any other person. A conflict of interest can also be apparent. An apparent conflict of interest is one which a reasonable person would think that the person’s judgment is likely to be compromised. An apparent conflict of interest involves a situation that may develop into an actual conflict of interest.

Please list any actual or apparent Conflicts of Interest you may have or are aware of, with a detailed description of the Conflict below. Please use an attachment if necessary.

Conflict of Interest	Description of Conflict

A related party transaction is a transaction between the Corporation and a person that is a related party of the Corporation at the time the transaction is agreed to. A related party transaction includes transactions between an entity over which you or a family member (which includes (i) spouse, children and/or other family members living in the same household as you; (ii) a parent, stepparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law; or (iii) any other extended relative, if, in your judgment, any of those individuals are in a position to have control or influence on you, or to be controlled or influenced by you) exerts control (the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract or otherwise) or significant influence (the ability to prevent an entity from fully pursuing its own separate interests).

Please list any Related Party Transaction that you are aware of, with a detailed description of the Related Party Transaction below:

Related Party	Description of the Related Party Transaction

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SCHEDULE B

Code of Business Conduct and Ethics, Addendum: Conflicts of Interests and Transparency

(see attached)

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Agnico Eagle Mines Limited
CODE OF BUSINESS CONDUCT AND ETHICS	Addendum: Conflict of Interest and Transparency

I.	Purpose
I.01.	The purpose of this document is to provide further guidance to employees in relation to the issue of “conflicts of interest” and the need for transparency.
II.	Code of Business Conduct and Ethics
II.01.

The current Agnico Code of Business Conduct and Ethics contains the following paragraph on the topic of “Conflicts of Interest”:

A “conflict of interest” occurs when an individual’s personal interest improperly interferes with the interests of the Corporation. Conflicts of interest are prohibited as a matter of policy, unless they have been approved by the Corporation. In particular, a director, officer, or employee must never use or attempt to use his or her position at the Corporation to obtain any improper personal benefit for himself or herself, for his or her family members or for any other person.

In addition, at the end of the document, individuals are asked to:

1)

acknowledge they have reviewed this Code and that the understand its provisions and will respect this Code and its intent at all times; and

2)

list any Conflicts of Interest with a detailed description of the Conflict.

This exercise has resulted in virtually no disclosure. Despite this lack of disclosure, Agnico understands that conflicts of interest are likely to arise in the ordinary course of business. Therefore, Agnico has determined to implement these additional policies to ensure that there is transparency and that all conflicts of interest and potential conflicts of interest are fully disclosed.

III.	Conflicts of Interest
III.01.

Conflicts of interest occur when someone is asked to make a decision, makes a decision or performs a task on behalf of Agnico, but has a personal interest in the outcome of the decision or performance of the task (or even just appears to have an interest in the outcome of the decision or performance of the task). Personal interests in the outcome of a decision or performance of a task can be direct (for example, a financial benefit) or indirect (for example, a financial benefit to someone close to a person, such as a spouse, parent, child or other close relative).

Some common examples where conflicts of interest could arise are:

i.A person responsible for using or managing an Agnico asset (for example, money, supplies, equipment) is in a position to use the asset for their benefit or for the benefit of someone close to them.

ii.An Agnico manager responsible for the performance of a function or operation is in a position to prepare or to alter or to direct others to prepare or to alter Agnico records to inaccurately describe the manager’s or the operation’s performance.

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SCHEDULE C

Code of Business Conduct and Ethics – Summary

(see attached)

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AGNICO EAGLE MINES LIMITED

CODE OF BUSINESS CONDUCT AND ETHICS

SUMMARY

Note: This is a summary only – please read the

Code of Business Conduct and Ethics (the “Code”) for full details

●	The Code applies to all directors, officers and employees of Agnico Eagle Mines Limited (“Agnico”)
●	Never use your position with Agnico to obtain a benefit for yourself, a family member or for any other person.
●	Your outside/personal interests should not interfere with your work for Agnico
●	Comply with all laws, rules and regulations (including – no bribery, sexual harassment or insider trading)
●	Comply with the Code – you are responsible for your actions; if you do not comply, you could be disciplined (or even fired)
●	Do not compete with Agnico (see the Conflicts of Interest & Related Party Transactions Certification)
●	Keep Agnico information confidential; keep information you learn in the course of your duties with respect to third parties confidential
●	Do not talk with the media, analysts, investors etc. about Agnico business – refer these people to the Investor Relations department in Toronto
●	Only use information technology services and equipment in a professional, lawful and ethical manner
●	Do not give cash or excessive gifts or benefits to others doing business, or seeking to do business, with Agnico – giving bribes is strictly forbidden (see the Anti-Corruption and Anti-Bribery Policy attached to Code)
●	Do not accept cash or excessive gifts or benefits from those doing business, or seeking to do business, with Agnico – receiving bribes is strictly forbidden
●	Always act fairly and honestly
●	Discrimination, sexual harassment or inappropriate behavior will not be tolerated
●	Do not buy or sell Agnico securities when you are aware of material information (something which would increase or decrease the Agnico share price) which has not been made public yet; do not short sell or trade in derivatives of Agnico securities
●	Complete and accurate financial and accounting records must be kept – fraud will not be tolerated
●	Vendor selection must be fair and beneficial to Agnico
●	Please report violations of the Code to Chris Vollmershausen (chris.vollmershausen@agnicoeagle.com; 647-260-3771) or Jamie Porter (jamie.porter@agnicoeagle.com; 416-847-8669); or any of the additional secondary contacts (including Division Contacts) listed in the Code.
●	Complaints may also be filed under the Confidential Anonymous Complaint Reporting Hotline by calling 877-333-2675 (within North America); 770-776-5607 (collect call outside North America); or online at agnicoeagle.ethicspoint.com.

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